[EVERSHEDS SUTHERLAND (US) LLP]	Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0158 F: +1 202.637.3593 steveroth@ eversheds-sutherland.com

March 2, 2018
VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kansas City Life Insurance Company and Kansas City Life Variable Life Separate Account (File No. 033-95354)
Commissioners:
On behalf of Kansas City Life Insurance Company and Kansas City Life Variable Life Separate Account, we have attached for filing Post-Effective Amendment No. 29 (the "Amendment") to the Account's Registration Statement on Form N-6 for certain variable life contracts.  The Amendment is being filed pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended, to update the prospectus to reflect changes in riders offering supplemental benefits that are available with the contract.
If you have any questions or comments regarding the Amendment, please call the undersigned at (202) 383-0158 or Lorna MacLeod at (202) 383-0817.

By:                  /s/Stephen E. Roth
Stephen E. Roth

SER/bs
Attachment
cc:	Marc Bensing Lorna MacLeod, Esq.

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